Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Inc. Provides Updates on the Development of DPX-COVID-19 Vaccine and Ongoing Business and Clinical Operations

Dartmouth, Nova Scotia, March 30, 2020 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company (the “Company” or “IMV”), today provided updates on the development of DPX-COVID-19, a vaccine candidate against the novel coronavirus, and on the Company’s business and clinical operations amid the COVID-19 pandemic.

“As the COVID-19 pandemic continues to spread, we have taken all necessary measures to prioritize the health and safety of our employees, patients, investigators and each of their families. In parallel, we remain committed to serving the unmet needs of patients, both through our efforts to potentially develop a prophylactic vaccine to curb this novel coronavirus and across our ongoing clinical studies with DPX-Survivac in advanced-stage cancer patients.” said Frederic Ors, Chief Executive Officer of IMV. “We are committed to progressing the development of our DPX-COVID-19 vaccine candidate working expeditiously with our partners to advance human clinical studies as fast as possible.”

Update on IMV’s Development of DPX-COVID-19

On Wednesday, March 18, 2020, IMV announced in a press release plans to develop of a DPX-based vaccine for COVID-19 in collaboration with well-respected experts. Since the genomic and proteomic sequences of the novel coronavirus (SARS-Cov2) were made available, the Company has made significant progress as follows:

  The Company has used sequences of the virus and immunoinformatics to predict and identify several hundred epitopes, of which 23 were selected for their biological relevance to the virus and potential to generate neutralizing antibodies against SARS-CoV-2.

  Based on this analysis, IMV has begun manufacturing peptide candidates targeting these epitopes as well as planning with IMV’s suppliers and contract manufacturers to prepare for the cGMP batch required to support a clinical study in humans.

  In collaboration with Gary Kobinger, Ph.D., Director of the Research Centre on Infectious Diseases at the University Laval in Quebec City, preclinical assays in animal models are also planned in April through May of this year to validate the safety and potency of the vaccine candidate before initiating the human clinical study.

  In collaboration with Joanne Langley, M.D. at the Canadian Center for Vaccinology (CCfV) and the Canadian Immunization Research Network (CIRN) the design of a Phase 1 clinical study in 48 healthy subjects has been completed and clinical sites identified in both Nova Scotia and Quebec.

  IMV has initiated discussions with Health Canada in preparation for a Clinical Trial Application (CTA). A meeting is being scheduled in the week of April 20, 2020 with the goal to initiate the clinical study in the summer of 2020.

  The company has submitted several grant applications in Canada in an effort to help support its clinical program.

IMV will continue to provide updates on the development of DPX-COVID-19, and is working on a dedicated DPX-COVID-19 page on its website.

Update on IMV’s Business and Clinical Operations

IMV prioritizes the health and safety of its employees and their families, and of the patients, investigators and healthcare professionals involved in clinical studies of DPX candidates.

Business Operations:

In line with public health interventions recommended to impede the spread of COVID-19, IMV has implemented policies to protect its team: Health Canada hygiene measures were enforced on premises; the Company suspended all corporate travel outside Canada and between corporate offices in Québec and Dartmouth; and the Company’s IT infrastructure has been revised to support employees working from home.

With its COVID-19 development activities and its ongoing clinical trials, IMV is considered as an essential health and community service provider and is making all efforts to comply with the classification requirements of Nova Scotia and Quebec.

The Company has taken additional action to maximize social distancing, including reviewing individual lab schedules on a weekly basis to ensure the continuity of activities in the lab and assessing activities to require the minimum number of people who can perform the activity safely and with appropriate quality.

Clinical Operations:

It is anticipated that the COVID-19 pandemic crisis will impact ongoing trial activities across the industry due to the pressure placed on the healthcare system as well as governmental and institutional restrictions.

IMV’s clinical team is working closely with each clinical site and our CRO on a contingency plan to ensure that patient safety and the integrity of data is maintained.

IMV is following the FDA guidance issued for the COVID-19 pandemic: “FDA Guidance on Conduct of Clinical Trials of Medical Products during COVID-19 Pandemic Guidance for Industry, Investigators, and Institutional Review Boards".

Additionally, the team continues to monitor updated institutional, regional and national guidance to fully comply with applicable guidelines as they are issued. It is noted that some clinical sites have paused or slowed enrollment in clinical trials, while other sites, less impacted, are continuing activities as planned. The overall enrollment rate may decrease, but clinical activities are continuing, and patients are encouraged to attend visits as planned or to discuss alternatives with their physician.

The current activities performed at central labs to assess the eligibility of patients and the management of clinical samples is not impacted, and IMV is working with the vendors to ensure continuity of activities.

Drug supply is not expected to be impacted at this time. As added precaution, IMV is working on a contingency plan to ensure proper provisioning of drugs to all clinical sites in the event of future transportation or other constraints.

About the DPX Platform

DPX is the Company’s proprietary lipid-based delivery platform with no aqueous component in the final formulation. The DPX platform can be formulated with peptide antigens. Its unique “no release” mechanism of action allows antigen presenting cells (APCs) to be attracted to the injection site, facilitating a robust and sustained immune response within lymph nodes. Fully synthetic, easy to manufacture; each product is stored in dry form and reconstituted in lipids for injection, providing an extended shelf life and simple handling and administration in the clinic. More details about the DPX mechanism of action here: https://imv-inc.com/platform.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform (DPX). This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac in advanced ovarian cancer, as well as in a combination therapy in multiple clinical studies with Merck’s Keytruda®. Connect at www.imv-inc.com .

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Company’s progress in developing a DPX-based vaccine candidate against COVID-19, the Company’s belief that the DPX-based platform creates the opportunity for production of a COVID-19 vaccine, the Company’s belief in the potential efficacy of its DPX-based vaccine against COVID-19, the anticipated timing of the Company’s preclinical assays, studies and clinical trials related to its DPX-based vaccine against COVID-19 and the expected impact of COVID-19 on the Company’s other clinical studies and trials and its operations generally. Such statements should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks and uncertainties affecting the Company and its products. The Company assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, the Company’s ability to develop a DPX-based vaccine candidate against the COVID-19 through the successful and timely completion of preclinical assays, studies and clinical trials, the receipt of all regulatory approvals by the Company to commence and then continue clinical studies and trials, and, if successful, the commercialization of its proposed vaccine candidate related to COVID-19, the Company’s ability to raise sufficient capital, including potentially through grant awards available in Canada, to fund such clinical studies and trials and the production of any COVID-19 vaccine, the ultimate applicability of any third-party research and studies in related coronavirus and SARS studies and sequencing, the Company’s ability to enter into agreements with the proposed lead investigators to assist in the clinical development on its vaccine candidate related to COVID-19, the Company’s ability to collaborate with governmental authorities with respect to such clinical development, the coverage and applicability of the Company’s intellectual property rights to any vaccine candidate related to COVID-19, the ability of the Company to manufacture any vaccine candidate related to COVID-19 rapidly and at scale, the ability for the Company to accurately assess and anticipate the impact of COVID-19 on the Company’s other clinical studies and trials and operations generally and other risks detailed from time to time in the Company’s ongoing filings and in its annual information form filed with the Canadian regulatory authorities on SEDAR as www.sedar.com and with the United States Securities and Exchange Commission on EDGAR at www.sec/edgar. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read the Company’s continuous disclosure documents which are available on SEDAR and on EDGAR.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819 ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Josh Rappaport, Director, Stern IR
O: (212) 362-1200
E: josh.rappaport@sternir.com

Media

Delphine Davan, Director, Communications, IMV
M: (514) 968-1046
E: ddavan@imv-inc.com